Filed by Liberty Global Corporation Limited
Registration Statement File No. 333-187100
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886

Liberty Global, Inc.
Commission File No.: 000-51360

Additional Information and Where to Find it
Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc. (Liberty Global) Virgin Media Inc. (Virgin Media) or Liberty Global Corporation Limited (New Liberty Global). In connection with the proposed acquisition of Virgin Media by Liberty Global, Liberty Global and Virgin Media have filed with the Securities Exchange Commission (SEC) and mailed to their respective stockholders a joint proxy statement/prospectus, and New Liberty Global has filed a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and New Liberty Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.
The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global's directors and executive officers is available in its Form 10-K/A filed with the SEC by Liberty Global on April 25, 2013, and information regarding Virgin Media's directors and executive officers is available in its Form 10-K/A filed with the SEC by Virgin Media on April 24, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements
This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to shareholder returns, our expectations with respect to future growth prospects, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate the Virgin Media operation and realize estimated synergies, as well as other factors detailed from time to time in Liberty Global’s and Virgin Media’s filings with the Securities and Exchange Commission (“SEC”) including our most recently filed Forms 10-K/A and 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
The following is an email that was sent to all employees of Liberty Global, Inc. on May 8, 2013.

To        All Liberty Global and Chellomedia Employees

From        Mike Fries, President & CEO

Date        8 May 2013

Subject        Tom Mockridge to become CEO of Virgin Media

Dear Colleagues:

This note is to provide you with a quick update on Liberty Global's pending acquisition of Virgin Media in the UK. We just announced today that Tom Mockridge will become the new CEO of Virgin Media upon closing of the transaction, which is expected to happen about four weeks from now. Given the importance of this development to Liberty Global and my personal excitement in having Tom join the Liberty family, I wanted to inform you directly.

Tom will bring to Virgin Media a breadth of experience in the pay-TV industry, both in the UK and throughout Europe. I have known and worked with Tom for nearly 15 years and have always admired his leadership and operating success in a number of highly competitive media markets. We are fortunate to bring an executive of Tom's talent and experience to lead Virgin Media in its next phase of growth. Tom's career spans more than two decades with News Corporation, most recently as the CEO of News International. Previously he was the Chief Executive of European Television at News Corporation and prior to that Tom served as the Chief Executive of Sky Italia.

Because Virgin Media is a substantially larger business than any of Liberty Global's other operating subsidiaries, Tom will report directly to me and to a newly-formed operating committee comprised of myself, Diederik Karsten and Balan Nair.

While I'm immensely proud of what we've already built at here at Liberty, I'm really excited about the opportunity for all of us as we look to the future. Never before have we had such a strong offer of cutting-edge TV and broadband services in so many markets. We have great products, great prospects and, most of all, you - the talented and dedicated team bringing all of these components together for our customers.

Thank you for your continued hard work and commitment. I hope you share my enthusiasm in welcoming Tom and the entire Virgin Media team to Liberty Global.

All the Best,

Mike Fries
President and CEO
Liberty Global, Inc.